UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 10, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UCDP Finance, Inc.
File No. 333-108661

Universal City Florida Holding Co. I
File No. 333-122778

CF #35274

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Comcast Corporation (successor in interest to UCDP Finance, Inc. and Universal City Florida Holding Co. I) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information UCDP Finance, Inc. and Universal City Florida Holding Co. I excluded from Exhibit 10.41 to Form 10-Qs filed on August 10, 2007, as modified by the same contract submitted with fewer redactions in the application.

Based on representations by Comcast Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41   through July 11, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary